SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                   USCI, INC.
                                (Name of Issuer)

                         Common Stock, par value $.0001
                           (Title of Class of Securities)

                                   90330N 101
                                 (CUSIP Number)
                                 Laura Huberfeld
                 152 West 57th Street, New York, New York 10019
                                  212-581-0500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

CUSIP NO. 90330N 101       13D      Page 2 of 7 Pages
          ----------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         Internal Working Capital

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  New York

7.       SOLE VOTING POWER
                                   14,582,500

8.       SHARED VOTING POWER
                                       -0-

9.       SOLE DISPOSITIVE POWER
                                   14,582,500

10.      SHARED DISPOSITIVE POWER
                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   14,582,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      15.9%

14.      TYPE OF REPORTING PERSON*
                                       PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

CUSIP NO. 90330N 101       13D      Page 3 of 7 Pages
          ----------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Huberfeld-Bodner Family Foundation, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         Internal Working Capital

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York

7.       SOLE VOTING POWER
                                   10,417,500

8.       SHARED VOTING POWER
                                       -0-

9.       SOLE DISPOSITIVE POWER
                                   10,417,500

10.      SHARED DISPOSITIVE POWER
                                       -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   10,417,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      11.3%

14.      TYPE OF REPORTING PERSON*
                                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 4 of 7 Pages

Item 1.  Security and Issuer

         This statement relates to Common Stock, par value $0.0001 (the "Common Stock"), of USCI, Inc. (the "Company"). The address of the principal executive office of the Company is 6115-A Jimmy Carter Blvd., Norcross, Georgia 30071.

Item 2.  Identity and Background.

         (a) This Schedule 13D is filed on behalf of the Huberfeld-Bodner Family Foundation, Inc. (the "Foundation") and the Laura Huberfeld/Naomi Bodner
Partnership (the "Partnership" together with the Foundation, the "Reporting Persons").

         (b) The address of each Reporting Person is 152 West 57th Street, New York, New York 10019.

         (c) The Foundation is a charitable foundation. The Partnership is involved in investments.

         (d) N/A

         (e) N/A

         (f) Both Reporting Persons are organized under the laws of the State of New York.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Partnership paid an aggregate of $291,650 in consideration for the acquisition of the shares as described under item 5(c). The Foundation paid $208,350. All funds were generated by internal working capital.

Item 4.  Purpose of the Transaction.

         Neither Reporting person has any of the plans set forth under items (a) through (j). All shares were acquired for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         (a) Based on information obtained from the Company, it is assumed that approximately 92,007,000 shares are issued and outstanding. The Partnership owns 14,582,500 shares of Common Stock, or approximately 15.9%. The Foundation owns
10,417,500 shares of Common Stock or approximately 11.3%. In addition, the Partnership owns 94.79 shares Series D Convertible Preferred Stock, par value $.01 with a stated value of $8,000 (the "Preferred Stock"). The Foundation owns
67.71 shares of Preferred Stock. In

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                                                            Page 5 of 7 Pages

accordance with the terms of the Agreement (as defined below) which requires the Company to amend the Certificate of Designation for the Preferred Stock, the Preferred Stock will be convertible, at the option of the holder thereof, into shares of Common Stock at a price per share (the "Conversion Price") equal to the lesser of $1.00, or 85% of the average closing bid price of the Common Stock during the five consecutive trading days prior to the date of conversion. Since the Conversion Price is not currently determinable and since the Company is unlikely to have a sufficient amount of shares of Common Stock authorized to honor all conversions of the Preferred Stock (as well as certain other issued and outstanding convertible securities), the number of shares of Common Stock issuable upon such conversion has not been included in the aggregate number of shares of Common Stock owned by the Reporting Persons.

         (b) No agreements involving the Reporting Persons exist with respect to the voting or disposition of the shares of Common Stock.

         (c) In 1998 the Partnership and the Foundation acquired from the Company 131.25 and 93.75 shares of Preferred Stock, respectively. On April 26, 1999, Reporting Persons entered into an agreement (the "Agreement") with the Company providing for the issuance by the Company to Reporting Persons of shares of Common Stock at a price of $0.02 per share upon the conversion of the Preferred Stock. As a result, the Partnership was issued 14,582,500 shares of Common Stock upon conversion of 36.46 shares of Preferred Stock. The Foundation received 10,417,500 shares of Common Stock upon conversion of 26.04 shares of Preferred Stock.

         (d)      None.

         (e)      N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.  Material to be Filed as Exhibits.

                  None.

                                                          Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 5, 1999


                                   LAURA HUBERFELD/NAOMI BODNER
                                   PARTNERSHIP


                                   By: /s/
                                   Laura Huberfeld, General Partner

                                   HUBERFELD-BODNER FAMILY
                                   FOUNDATION, INC.

                                   By: /s/

                                                            Page 7 of 7 Pages

                                    Agreement
                          Joint Filing of Schedule 13D


         The undersigned hereby agree to jointly prepare and file a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of USCI, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned. Each party will only be responsible for the accuracy of the information respecting itself and will be responsible for its own filing fees.

Dated: May 5, 1999

                                   LAURA HUBERFELD/NAOMI BODNER
                                   PARTNERSHIP

                                   By: /s/
                                   Laura Huberfeld, General Partner


                                   HUBERFELD-BODNER FAMILY
                                   FOUNDATION, INC.

                                   By: /s/
                                   Laura Huberfeld, Vice President